Report on Assessment of Compliance with Securities and Exchange
Commission’s Regulation AB Servicing Criteria

For the calendar year ending December 31 2006, or portion thereof (the “Period”), ZC Sterling Insurance Agency, Inc. (“ZCSIA”) has been a subcontractor for Servicers identified in Appendix A.

The undersigned are Senior Vice President of ZCSIA, have sufficient authority to make the statements contained in this Assertion and are responsible for assessing compliance with the servicing criteria applicable to ZCSIA. ZCSIA has used the servicing criteria communicated to ZCSIA by the Servicer to assess compliance with the applicable servicing criteria. Accordingly, servicing criteria 1122 (d) 1(iv), 1122 (d) 4(xi), 1122 (d) 4(xii), and 1122 (d) 4(xiii) are applicable to the activities performed by ZCSIA with respect to the Platforms covered by this report. The remaining servicing criteria set forth in Item 1122 (d) of the Securities and Exchange Commission’s Regulation AB are not applicable to the activities performed by ZCSIA with respect to the Platform covered by this report. As a subcontractor for Servicer, ZCSIA has determined that it complied in all material respects with the servicing criteria listed below. ZCSIA engaged Ernst & Young, LLP (“E&Y”), a registered public accounting firm, to review ZCSIA’s assessment, and E&Y has issued an attestation report on ZCSIA’s assessment of compliance with the applicable servicing criteria for the Period.

1.  ZCSIA maintained a fidelity bond and errors & omissions policy in effect on ZCSIA throughout the reporting period in the amount of coverage required by the transaction agreements between the Servicer and ZCSIA (1122(d)((1)(iv)).

2. Payments made on behalf of Servicer’s obligor for insurance premiums are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the Servicer at least thirty (30) calendar days prior to these dates, or such other number of days specified in the transaction agreements between Servicer and ZCSIA (1122(d)(4)(xi)).

3. Any late payment penalties in connection with any payment for insurance to be made on behalf of Servicer’s obligor are paid from the Servicer’s funds or ZCSIA’s funds and not charged to Servicer’s obligor, unless the late payment was due to the obligor’s error or omission (1122(d)(4)(xii)).

4. File(s) provided to Servicer from which Servicer may make disbursements made on behalf of Servicer’s obligor are provided to Servicer on an accurate and timely basis and the information thereon is subject to such controls as are specified in the transaction agreements between Servicer and ZCSIA (1122(d)(4)(xiii)).

Sincerely,
ZC STERLING INSURANCE AGENCY, INC.

By:  /s/ Arthur J. Castner
        Arthur J. Castner

Title:  Senior Vice President - Hazard Operations

Date:  February 20, 2007

By:  /s/ James P. Novak
        James P. Novak

Title:  Senior Vice President & General Counsel

Date:  February 20, 2007

Appendix A

The following is a list of Clients serviced on the ZC Sterling Automated Tracking Solution (Tracking System) Platform:

1.	Eastern Savings Bank, fsb
2.	Homebanc Mortgage Corporation
3.	Irwin Mortgage Corporation
4.	Champion Mortgage and Key Bank USA National Association
5.	Midland Mortgage Co.
6.	Popular Mortgage Servicing, Inc. and Equity One, Inc.
7.	ResMAE Mortgage Corporation and Residential Mortgage Assistance Enterprise, LLC